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Exhibit 99.1

 INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
 DragonWave Inc.

        We have audited the accompanying consolidated financial statements of DragonWave Inc., which comprise the consolidated balance sheets as at February 28, 2015 and 2014, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2015, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the consolidated financial statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of DragonWave Inc. as at February 28, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2015 in accordance with United States generally accepted accounting principles.

Other matter

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DragonWave's internal control over financial reporting as of February 28, 2015, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated May 12, 2015 expressed an unqualified opinion on DragonWave Inc.'s internal control over financial reporting.

Ottawa, Canada
May 12, 2015

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

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 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of:
 DragonWave Inc.

        We have audited DragonWave Inc.'s internal control over financial reporting as of February 28, 2015, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). DragonWave Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying reports from management. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, DragonWave Inc. maintained, in all material respects, effective internal control over financial reporting as of February 28, 2015 based on the COSO criteria.

        We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DragonWave Inc. as at February 28, 2015 and 2014, and the consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the years in the two-year period ended February 28, 2015 of DragonWave Inc. and our report dated May 12, 2015 expressed an unqualified opinion thereon.

Ottawa, Canada
May 12, 2015

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants

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CONSOLIDATED BALANCE SHEETS

Expressed in US $000's except share amounts

	Note	As at February 28, 2015	As at February 28, 2014
Assets
Current Assets
Cash and cash equivalents	4	23,692	18,992
Trade receivables	5	48,626	17,408
Inventory	6	24,294	30,416
Other current assets	7	5,834	5,909
Deferred tax asset	18	61	69

		102,507	72,794
Long Term Assets
Property and equipment	8	4,322	3,168
Deferred tax asset	18	1,485	1,536
Deferred financing cost	11	18	60
Intangible assets	9	794	1,635
Goodwill	9	11,927	11,927

		18,546	18,326

Total Assets		121,053	91,120

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	10	40,163	29,964
Deferred revenue		830	984
Capital lease obligation	3, 13	514	1,795

		41,507	32,743
Long Term Liabilities
Debt facility	11	32,400	15,000
Other long term liabilities	12	1,139	574
Warrant liability	14, 20	1,239	1,360

		34,778	16,934
Commitments	16
Shareholders' equity
Capital stock	14	220,952	198,593
Contributed surplus	14	8,388	7,118
Deficit	14	(175,921)	(154,505)
Accumulated other comprehensive loss	14	(9,618)	(9,682)

Total Shareholders' equity		43,801	41,524
Non-controlling interests	3	967	(81)

Total Equity		44,768	41,443

Total Liabilities and Equity		121,053	91,120

Shares issued & outstanding	14	75,290,818	58,008,746

(Signed) CLAUDE HAW Director	(Signed) LORI O'NEILL Director

See accompanying notes

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CONSOLIDATED STATEMENTS OF OPERATIONS

Expressed in US $000's except share and per share amounts

		Year Ended
	Note	February 28, 2015	February 28, 2014
REVENUE	21	157,766	90,011
Cost of sales	6	129,772	79,348

Gross profit		27,994	10,663

EXPENSES
Research and development		16,812	19,948
Selling and marketing		13,975	13,201
General and administrative	5	16,930	17,087

		47,717	50,236

Loss before amortization of intangible assets and other items		(19,723)	(39,573)
Amortization of intangible assets	9	(1,188)	(1,900)
Accretion expense		(168)	(222)
Interest expense	11, 20	(1,557)	(1,750)
Warrant issuance expenses	14	(221)	(662)
Gain on change in estimate		67	2,759
Gain on contract amendment	3	—	5,702
Gain on sale of fixed assets		18	—
Fair value adjustment – warrant liability	14	2,007	3,235
Foreign exchange gain (loss)		846	(1,530)

Loss before income taxes		(19,919)	(33,941)

Income tax expense	18	717	398

Net Loss		(20,636)	(34,339)
Net (Income) Loss Attributable to Non-Controlling Interest		(884)	97

Net Loss applicable to shareholders		(21,520)	(34,242)

Net loss per share
Basic	15	(0.32)	(0.83)
Diluted	15	(0.32)	(0.83)
Weighted Average Shares Outstanding
Basic	15	68,111,696	41,438,383
Diluted	15	68,111,696	41,438,383

See accompanying notes

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

Expressed in US $000's except share and per share amounts

	Year Ended
	February 28, 2015	February 28, 2014
Net Comprehensive Loss	(20,636)	(34,339)

Total Comprehensive (Loss) Income attributable to:
Shareholders of the Company	(21,520)	(34,242)
Non-controlling interest	884	(97)

	(20,636)	(34,339)

See accompanying notes

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CONSOLIDATED STATEMENTS OF CASH FLOWS

Expressed in US $000's

		Year ended
	Note	February 28, 2015	February 28, 2014
Operating Activities
Net Loss		(20,636)	(34,339)
Items not affecting cash
Amortization of property and equipment	8	2,320	4,648
Amortization of intangible assets	8	1,188	1,900
Accretion expense		168	222
Bad debt expense		160	541
Interest expense		28	719
Gain on change in estimate	3	(67)	(2,759)
Gain on contract amendment	3	(530)	(5,702)
Fair value adjustment – warrant liability	14	(2,007)	(3,235)
Stock-based compensation		1,270	1,278
Unrealized foreign exchange loss		913	294
Deferred income tax expense		—	398
Inventory impairment		2,771	1,078

		(14,422)	(34,957)
Changes in non-cash working capital items	17	(17,215)	11,055

		(31,637)	(23,902)

Investing Activities
Acquisition of property and equipment		(3,474)	(1,000)
Acquisition of intangible assets		(347)	(764)

		(3,821)	(1,764)

Financing Activities
Capital lease obligation		(739)	(1,436)
Contribution by non-controlling interest in DW-HFCL	3	164	—
Warrant liability		2,551	6,425
Deferred financing cost		—	(60)
Debt facility	11	17,400	—
Issuance of common shares net of issuance costs		21,695	17,127

		41,071	22,056

Effect of foreign exchange on cash and cash equivalents		(913)	(357)
Net increase (decrease) in cash and cash equivalents		4,700	(3,967)
Cash and cash equivalents at beginning of period		18,992	22,959

Cash and cash equivalents at end of period		23,692	18,992

Cash paid during the period for interest		1,190	1,030

Cash paid during the period for taxes		802	10

See accompanying notes

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Expressed in US $000's except common share amounts

	Common Shares	Capital Stock	Contributed Surplus	Deficit	AOCL	Non- Controlling Interest	Equity
Balance at February 28, 2013	38,048,297	$179,429	$6,047	$(120,263)	$(9,682)	$16	$55,547

Stock-based compensation	—	—	1,278	—	—	—	$1,278
Exercise of stock options	313,914	595	(208)	—	—	—	$387
Public offering	11,910,000	16,671	—	—	—	—	$16,671
Exercise of warrants	7,700,009	1,830	—	—	—	—	$1,830
Other	36,526	68	1	—	—	—	$69
Net (Loss)/Income	—	—	—	(34,242)	—	(97)	$(34,339)

Balance at February 28, 2014	58,008,746	$198,593	$7,118	$(154,505)	$(9,682)	$(81)	$41,443

Stock-based compensation	—	—	1,270	—	—	—	$1,270
Public offering	15,927,500	21,631	—	—	—	—	$21,631
Exercise of warrants	1,301,057	664	—	—	—	—	$664
Other	53,515	64	—	104	64	—	$232
Other comprehensive loss	—	—	—	—	—	164	$164
Net (Loss)/Income	—	—	—	(21,520)	—	884	$(20,636)

Balance at February 28, 2015	75,290,818	$220,952	$8,388	$(175,921)	$(9,618)	$967	$44,768

See accompanying notes

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Expressed in US $000's except share and per share amounts

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

        DragonWave Inc. [the "Company"], incorporated under the Canada Business Corporations Act in February 2000, is a provider of high-capacity packet microwave solutions that drive next-generation IP networks.

        The Company's common shares are traded on the Toronto Stock Exchange under the trading symbol DWI and on NASDAQ Global Market under the symbol DRWI.

        The Company's warrants issued from the public issuance on August 1, 2014 are traded on the Toronto Stock Exchange under the symbol DWI.WT and on the NASDAQ Global Market under the symbol DRWIW.

        These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: DragonWave Corp., incorporated in the state of Delaware, USA, DragonWave PTE. LTD., incorporated in Singapore, DragonWave S.r.l, incorporated in Italy, DragonWave S.a r.l., incorporated in Luxembourg, DragonWave Comericio de Equipamentos De Telecommunicacao Ltda., incorporated in Brazil, DragonWave Telecommunication Technology (Shanghai) Co., Ltd., incorporated in China, DragonWave Mexico S.A. de C.V., incorporated in Mexico, Axerra Networks Asia Pacific Limited, incorporated in Hong Kong, and DragonWave Inc.'s majority owned subsidiary, DragonWave HFCL India Private Ltd. All intercompany accounts and transactions have been eliminated upon consolidation.

        The consolidated financial statements of the Company have been prepared in United States dollars following United States Generally Accepted Accounting Principles ["U.S. GAAP"].

        In the opinion of management, the consolidated financial statements reflect all adjustments necessary to present fairly the financial position as at February 28, 2015 and 2014 and the results of operations, cash flows and changes in equity for the years ended February 28, 2015 and 2014.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of accounting estimates

        The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company's management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent amounts of assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Actual results could differ from the estimates made by management.

        The following include estimates by management: allowance for doubtful accounts, inventory allocations, inventory provisions, accrued liabilities, warranty provisions, warrant liability, property and equipment amortization, tax valuation allowance, impairment of intangible assets and goodwill, vendor specific objective evidence, estimated selling price and estimated returns as it relates to revenue recognition, and stock-based compensation.

        These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and actions that the Company may undertake in the future. Certain of these estimates require subjective or complex judgments by management about matters that are uncertain and changes in those estimates could materially impact the amounts reported in the consolidated financial statements and accompanying notes.

Foreign currency translation

        The Company's operations and balances denominated in foreign currencies, including those of its foreign subsidiaries which are primarily a direct and integral component or extension of the Company's operations, are translated into US dollars (USD) using the following: monetary assets and liabilities are translated at the period

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

end exchange rate, non-monetary assets are translated at the historical exchange rate, and revenue and expense items are translated at the average exchange rate. Gains or losses resulting from the translation adjustments are included in income (loss).

Revenue recognition

        The Company derives revenue from the sale of broadband wireless backhaul equipment which includes embedded software and a license to use said software and extended product warranties. Software is considered to be incidental to the product. Services range from installation and training to basic consulting. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred and there are no significant remaining vendor obligations, collection of receivables is reasonably assured and the fee is fixed and determinable. Where final acceptance of the product is specified by the customer, revenue is deferred until acceptance criteria have been met.

        The Company's business agreements may also contain multiple elements. Accordingly, the Company is required to determine the appropriate accounting, including whether the deliverables specified in a multiple element arrangement should be treated as separate units of accounting for revenue recognition purposes, the fair value of these separate units of accounting and when to recognize revenue for each element. For arrangements involving multiple elements, the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence ("VSOE") if available, third party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy. The Company has determined the selling price for both the undelivered items and the delivered items using ESP.

        The Company generates revenue through direct sales and sales to distributors. The Company defers the recognition of a portion of sales to distributors based on estimated stock rotation granted to customers on products in the same period the related revenues are recorded. These estimates are based on historical sales returns; stock rotations and other known factors.

        Revenue associated with extended warranty and advanced replacement warranty is recognized ratably over the life of the contracted service.

        Revenue from engineering services or development agreements is recognized according to the specific terms and acceptance criteria as services are rendered.

        The Company accrues estimated potential product liability as warranty costs when revenue on the sale of equipment is recognized. Warranty costs are calculated on a percentage of revenue per month based on current actual warranty costs and return experience.

        Shipping and handling costs borne by the Company are recorded in cost of sales. Shipping and handling costs charged to customers are recorded as revenue, if billed at the time of shipment. Costs charged to customers after delivery are recorded in cost of sales.

        The Company generates revenue through royalty agreements as a result of the use of its Intellectual Property. Royalty revenue is recognized as it is earned.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and cash equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Financial instruments

        The Company classifies its financial instruments as assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value. The classification depends on the purpose for which the financial instruments were acquired, their characteristics and management's intent. Management determines the classification of financial assets and liabilities at initial recognition and the classification is not changed subsequent to initial recognition.

        The Company designated its cash and cash equivalents and foreign exchange contracts as assets held at fair value which are measured at fair value, with changes in fair value being recorded in net earnings. Trade receivables and other receivables have been classified as loans and receivables which are measured at amortized cost. Accounts payable, accrued liabilities and the debt facility have been classified as other financial liabilities, which are measured at amortized cost. Liabilities held at fair value include the warrant liability which is measured at fair value, with changes in fair value being recorded in net earnings.

        Transaction costs directly attributable to the acquisition of financial assets are recorded in net loss in the period in which they are incurred.

Inventory

        Inventory is valued at the lower of cost and net realizable value ["NRV"]. The cost of inventory is calculated on a standard cost basis, which approximates average actual cost. NRV is determined as the market value for finished goods, replacement cost for raw materials, and finished goods market value less cost to complete for work in progress inventory.

        We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based on factors including our estimated forecast of product demand, the stage of the product life cycle and production requirements for the units in question.

        We carry inventory for the purposes of supporting our product warranty. Standard warranty is typically 13 to 36 months but we earn revenue by providing enhanced and extended warranty and repair service during and beyond the standard warranty period. Customer service inventory consists of both component parts and finished units.

        Indirect manufacturing costs and direct labour expenses are allocated systematically to the total production inventory.

Income taxes

        Income taxes are accounted for using the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes that are more likely than not to be realized. Deferred income tax assets and liabilities are measured using enacted tax rates that apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The Company provides a valuation allowance against its deferred tax assets when it believes that it is more likely than not that the assets will not be realized.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company determines whether it is more likely than not that an uncertain tax position will be sustained upon examination by the tax authorities. The tax benefit of any uncertain tax position that meets the more likely than not recognition threshold is calculated as the largest amount that is more than 50% likely of being realized upon successful resolution. To the extent a full benefit is not expected to be realized, an income tax liability is effectively established. The Company recognizes accrued interest and penalties on unrecognized tax benefits as interest expense.

        Management periodically reviews the Company's provision for income taxes and valuation allowance to determine whether the overall tax estimates are reasonable. When management performs its quarterly assessments of the provision and valuation allowance, it may be determined that an adjustment is required. This adjustment may have a material impact on the Company's financial position and results of operations.

Property and equipment

        Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the anticipated useful lives of the assets as follows:

Test equipment	4 years
Research and development equipment	5 years
Computer hardware	2 years
Production fixtures	3 years
Leasehold improvements	5 years
Furniture and fixtures	5 years
Communication equipment	3 years
Other	3 - 5 years

        Management evaluates the carrying value of its property and equipment assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and fair value.

Goodwill and intangible assets

        Intangible assets include Infrastructure Systems Software and Computer Software and are amortized over their estimated useful life of 2 and 3 years. Management evaluates the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated undiscounted future net cash inflows attributable to the asset are less than the carrying amount, an impairment loss is recognized. The amount of impairment loss to be recorded is the difference between the asset's carrying value and the net discounted estimated future cash flows.

        Goodwill represents the excess of the purchase price over the estimated fair value of net tangible and intangible assets acquired in business combinations. The Company reviews the carrying value of goodwill on an annual basis or more frequently if circumstances indicate that it is more likely than not that the fair value of the goodwill is below its carrying amount. The goodwill impairment test is a three-step process which requires management to make judgmental assumptions regarding fair value. The first step in the impairment test is to assess qualitative factors to determine whether it is necessary to perform the subsequent two steps of the goodwill impairment test. The second step consists of estimating the fair value of our reporting unit. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

impaired and the third step of the impairment test is unnecessary. If the fair value is less than the carrying amount, the Company compares the implied fair value of the goodwill, determined as if a purchase had just occurred, to the carrying amount to determine the amount of impairment charge to be recorded. Changes in the estimates and assumptions used in assessing the projected cash flows could materially affect the results of management's evaluation.

Share based compensation plan and employee share purchase plan

        The Company has a Share based compensation plan and an employee share purchase plan which is described in note 14. The Company accounts for stock options granted to employees using the fair value method. In accordance with the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being charged to contributed surplus.

        The Company launched an employee share purchase plan on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. Proceeds from employees are received and the cost of the matching shares are recorded in share capital, with the related debit applied to contributed surplus at the time the shares are issued. The shares contributed by the Company will vest 12 months after issuance with a corresponding compensation expense recognized in income (loss).

Expenses

        The Company defines general and administrative expenses to be administrative, finance, and operational costs. Selling and marketing expenses are defined as costs related to worldwide sales, marketing and product management. Research and development costs are defined as costs related to research and development related activities.

Research and development

        Research costs are expensed as incurred. Development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Development costs incurred prior to establishment of technological feasibility do not meet these criteria, and are expensed as incurred.

Income (loss) per share

        Basic income (loss) per share is calculated by dividing net (income) loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. For all periods presented, the net income (loss) available to Common shareholders equates to the net income (loss).

        In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

Non-controlling interest

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

ACCOUNTING POLICIES ADOPTED IN THE CURRENT FISCAL YEAR

Parent's Accounting for the Cumulative Translation Adjustment Upon Derecognition of Certain Subsidiaries or Groups of Assets Within a Foreign Entity or of an Investment in a Foreign Entity

        In March 2013, the FASB issued ASU 2013-05, "Foreign Currency Matters." ASU 2013-05 resolves the diversity in practice about whether Subtopic 810-10, "Consolidation – Overall", or Subtopic 830-30 "Foreign Currency Matters, Translation of Financial Statements", applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in ASU 2013-05 resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity. ASU 2013-05 became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated financial statements.

Obligations Resulting From Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date

        In February 2013, the FASB issued ASU No. 2013-04, "Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date" ("ASU 2013-04"). ASU 2013-04 provides guidance for the recognition, measurement and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this ASU is fixed at the reporting date. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors as well as any additional amount the reporting entity expects to pay on behalf of its co-obligors. ASU 2013-04 also requires an entity to disclose the nature and amount of those obligations. The ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated financial statements.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists

        In June 2013, the FASB issued ASU No. 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). The amendments provide guidance on the presentation of unrecognized tax benefits and will better reflect the manner in which an entity would settle at the reporting date any additional income taxes that would result from the disallowance of a tax position when net operating loss carryforwards, similar tax losses, or tax credit carryforwards exist. The amendments in this ASU became effective for the Company on March 1, 2014. The adoption did not have an impact on the Company's consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

        In May 2014, the FASB issued ASU No. 2014-9, "Revenue from Contracts with Customers". The amendments in this Update create Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. In addition, the amendments supersede the cost guidance in Subtopic 605-35, Revenue Recognition-Construction-Type and Production-Type

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Contracts, and create new Subtopic 340-40, Other Assets and Deferred Costs-Contracts with Customers. In April 2015, the FASB decided to propose a one-year deferral of the effective date by one year for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently assessing the impact this amendment will have on the Company's consolidated financial statements.

        In June 2014, the FASB issued ASU No. 2014-12, "Compensation – Stock Compensation". The amendments apply to reporting entities that grant their employees share-based payments in which the terms of the award provide that a performance target can be achieved after the requisite service period. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

        In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements – Going Concern". The update provides U.S. GAAP guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and about related footnote disclosures. For each reporting period, management will be required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. The amendments in this ASU are effective for reporting periods beginning after December 15, 2016, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's consolidated financial statements.

        In January 2015, the FASB issued ASU No. 2015-01, "Income Statement – Extraordinary and Unusual Items". The amendments objective is to simplify the income statement presentation requirements in Subtopic 225-20 by eliminating the concept of extraordinary items. The amendments in this ASU are effective for fiscal years beginning after December 15, 2015, early adoption permitted. The Company does not expect the adoption of this guidance to have a material effect on the Company's Consolidated Financial Statements.

3. BUSINESS COMBINATIONS

Nokia Solutions and Networks' Microwave Transport Business

        On June 1, 2012 the Company announced the closing of the acquisition of the microwave transport business of Nokia Siemens Networks (whose name was changed to Nokia Solutions and Networks, also referred to as NSN, in August 2013 in connection with the acquisition of Nokia Corporation of Siemens' 50% stake in Nokia Siemens Networks, was recently renamed Networks and now operates under the Nokia brand, and is referred to herein as "Nokia" or "Nokia's Networks business"), including its associated operational support system (OSS) and related support functions. The acquisition was effected pursuant to the Amended and Restated Master Acquisition Agreement between DragonWave Inc., its wholly-owned subsidiary DragonWave S.à.r.l and Nokia dated May 3, 2012. The terms "Nokia" or "Nokia's Networks business" are used interchangeably herein to refer to Nokia Solutions Networks or NSN.

        On April 10, 2013, the Company announced changes to its existing operational framework with Nokia. In line with the renewed framework, the Company will continue to be the preferred, strategic supplier to Nokia of packet microwave and related products, and the companies will jointly coordinate technology development activities.

        The Company also recorded a liability included in accounts payable and accrued liabilities, based on management's estimate, for a termination fee valued at $8,668 at May 31, 2013 and scheduled to be paid in several tranches. Under the terms of the renewed framework, on April 12, 2013 Nokia paid $13,843 to the Company which settled the balance of the Company's contingent receivable. Nokia took on additional

14 -- Page

DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

commitments and costs so that DragonWave can continue to develop and supply microwave products. The Italian services agreement, pursuant to which Nokia has provided research & development and certain other services to DragonWave since June 1, 2012, was terminated. As a result, the Company reduced accounts payable by $13,258. Capital assets with a net book value of $628 and the corresponding capital lease obligation associated with the Italian operations in the amount of $1,323 was also eliminated by the Company during the year ended February 28, 2014. The net impact of these items resulted in a gain on contract amendment of $5,285 in the statement of operations during the year ended February 28, 2014. During the year ended February 28, 2014, the Company also reduced a capital lease obligation associated with its operations in India by $417 based on a revised agreement.

        The net impact of these items resulted in a gain of $5,702 in the consolidated statement of operations in the year ended February 28, 2014.

        During the year ended February 28, 2014, the Company reduced its estimated liability for the termination fee based on a change in estimate. The Company has also reduced an accrued liability that was recorded upon the acquisition of the microwave transport business of NSN (now Nokia) which was based on a change in estimate. The net impact of these items resulted in a gain in change of estimate of $2,970 in the statement of operations in the year ended February 28, 2014.

        During the first quarter of fiscal 2015, the Company revised the estimated termination fee and also entered into a revised payment schedule with Nokia consisting of quarterly payments through fiscal year 2015 and 2016. This led to a gain of $101 recorded in the statement of operations. The first payment in the amount of $694 was made in May 2014 and second payment for $1,344 in August 2014. During the third quarter of 2015, the final invoice related to the termination fee was received from Nokia and resulted in a gain of $200. This is shown as a change of estimate in the statement of operations. The third scheduled payment of $1,249 was made in the fourth quarter of 2015. The total termination fee liability is valued at $4,383 as at February 28, 2015 (short term: $4,227 and long term: $156). [2014 – $9,085 entirely classified as short term].

        During the year ended February 28, 2015 the Company negotiated a reduction in capital lease payments to Nokia resulting in a $530 gain on contract amendment. As part of the same overall arrangement, the amount was offset by a related expense associated with the modification of an existing supply contract.

Disposition of DragonWave Limited

        On January 22, 2013, the Company sold all of its shares of DragonWave Ltd ("DWL"), incorporated in Israel. The shares were sold for a nominal amount. Under the share purchase agreement, the Company has a liability to pay certain future obligations. During the year ended February 28, 2014, the Company reduced the contingent liability by $342 based on a change in circumstance which is included in the consolidated statement of operations as a change in estimate. As at February 28, 2014, the Company has extinguished both the discounted liability and the maximum potential liability.

        As at February 28, 2014, under the terms of a supply and services agreement, the Company has an opportunity to earn an additional $5,068 based on business performance subsequent to the disposition for which the Company has recorded a receivable of $52 which represents management's estimate of the amounts to be collected based on the discounted forecasted future cash inflows. A reduction in the receivable of $553 was included in the consolidated statement of operations as a change in estimate during the year ended February 28, 2014.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

3. BUSINESS COMBINATIONS (Continued)

DragonWave HFCL India Private Limited

        Non-controlling interest consists of the minority owned portion of the Company's 50.1% owned subsidiary, DragonWave HFCL India Private Limited. During the year ended February 28, 2015, the minority owner, HFCL, made a capital contribution of $164. The Company had contributed its portion during the year ended February 28, 2014.

4. CASH AND CASH EQUIVALENTS

        The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

	as at February 28, 2015				as at February 28, 2014
Native Currency	Domestic Currency	Foreign Exchange Rate to USD	USD Amount	% of total	USD Amount	% of total
US Dollar	15,010	1.000	15,010	63.5%	16,934	89.2%
Canadian Dollar	5,135	0.800	4,106	17.4%	979	5.2%
Indian Rupee	154,287	0.016	2,497	10.4%	90	0.5%
Mexican Peso	13,729	0.067	919	3.9%	33	0.2%
Euro	537	1.121	602	2.5%	235	1.2%
Other			558	2.3%	721	3.7%

Total Cash & Cash Equivalents			23,692	100.0%	18,992	100.0%

TOTAL			23,692	100.0%	18,992	100.0%

        As at February 28, 2015, the Company is required to have a minimum of $10,000 held at Comerica Bank [2014 – $10,000].

5. TRADE RECEIVABLES

        The Company is exposed to credit risk with respect to trade receivables in the event that its counterparties do not meet their obligations. The Company minimizes its credit risk with respect to trade receivables by performing credit reviews for each of its customers. The Company's allowance for doubtful accounts reflects the Company's assessment of collectability across its global customer base.

	February 28, 2015	February 28, 2014
Trade Receivables (gross)	49,295	17,936
Allowance for doubtful accounts	(669)	(528)

Trade Receivables (net)	48,626	17,408

        As at February 28, 2015, two customers exceeded 10% of the total receivable balance. These customers represented 37% and 34% of the trade receivables balance [2014 – one customer represented 56% of the trade receivables balance].

        Included in general and administrative expenses is an expense of $160 related to bad debt expense for the year ended February 28, 2015 [2014 – expense of $541].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

6. INVENTORY

        Inventory is comprised of the following:

	February 28, 2015	February 28, 2014
Raw Materials	7,469	6,368
Work in Progress	577	696
Finished Goods	13,709	20,748

Total Production Inventory	21,755	27,812
Inventory held for customer service/warranty	2,539	2,604

Total Inventory	24,294	30,416

        Cost of sales for the year ended February 28, 2015 was $129,772 [2014 – $79,348], which included $115,309 of product costs [2014 – $74,327]. The remaining costs of $14,463 [2014 – $5,021] related principally to warehousing, freight, warranty, overhead and other direct costs of sales.

        For the year ended February 28, 2015, the Company recognized an impairment loss on inventory of $2,771 [2014 – $1,078]. This impairment loss related primarily to raw material and finished goods for certain older product lines.

        The Company allocates overhead and labour to inventory. Included in cost of goods sold for the year ended February 28, 2015 was overhead allocations of $3,860 [2014 – $3,283]. Included in inventory at February 28, 2015 was overhead allocations of $461 [2014 – $1,400].

7. OTHER CURRENT ASSETS

        Other current assets are comprised of the following:

	February 28, 2015	February 28, 2014
Deposits on inventory	1,240	1,345
Prepaid expenses	2,082	1,759
Indirect taxes (net)	1,079	614
Income tax receivable	390	—
Deferred financing costs	55	176
Receivable from Contract Manufacturers and other items	988	2,015

Total other current assets	5,834	5,909

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

8. PROPERTY AND EQUIPMENT

	February 28, 2015			February 28, 2014
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Test and research & development equipment	23,517	20,461	3,056	2,214
Computer hardware	3,507	3,247	260	267
Production fixtures	2,141	1,480	661	245
Leasehold improvements	1,058	912	146	139
Furniture and fixtures	852	707	145	168
Communication equipment	288	280	8	14
Other	375	329	46	121

Total	31,738	27,416	4,322	3,168

        Depreciation expense relating to the above property and equipment was allocated to operating expenses as follows:

	February 28, 2015	February 28, 2014
Research and development ("R&D")	1,067	3,573
Selling and marketing ("S&M")	56	67
General and administrative ("G&A")	1,197	1,008

Total	2,320	4,648

        Depreciation expense includes amortization of assets recorded under capital lease.

9. INTANGIBLE ASSETS AND GOODWILL

        Intangible assets and goodwill are apportioned as follows:

	February 28, 2015				February 28, 2014
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
Infrastructure Systems Software and Computer Software	6,639	5,845	—	794	1,635
Goodwill	11,927	—	—	11,927	11,927

        For the year ended February 28, 2015, the Company recognized amortization of intangible assets of $1,188 [2014 – $1,900 of which $598 was amortization of Customer Relationships during the year]. The Company estimates that it will recognize $454 and $340 respectively for the next two succeeding years.

        The Company conducts its annual impairment test in its second fiscal quarter and any other time when indicators of impairment exist. The analysis for fiscal 2015 and 2014 did not result in any impairment loss. The goodwill impairment test is a three-step process: the first is a qualitative assessment, the second and third are quantitative tests which require the Company make assumptions regarding fair value. The Company believed

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

9. INTANGIBLE ASSETS AND GOODWILL (Continued)

that there were qualitative factors in-place that would suggest that the second quantitative test would need to be performed because of the existence of losses realized over successive quarters.

        The second step consisted of calculating the fair value of the aggregated reporting unit using both a market-based approach and an estimate of discounted future cash flows. In applying the market-based approach the Company calculated its market capitalization using values from a reasonable time period around the date of the impairment test. The Company applied a control premium that was identified using recent comparable transactions. In applying the discounted cash flow methodology, the Company relied on a number of factors, including future business plans, actual and forecasted operating results, and market data. The significant assumptions employed under this method include discount rates; revenue growth rates, including assumed terminal growth rates; and operating margins used to project future cash flows for a reporting unit. The discount rates utilized reflect market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to other risks associated with the projected cash flows of the individual reporting unit. Management's estimates were based upon assumptions believed to be reasonable, but which by nature are uncertain and unpredictable. Because the second step indicated that no impairment existed, the third step of the process was not required.

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

        Accounts Payable and Accrued Liabilities are apportioned as follows:

	February 28, 2015	February 28, 2014
Trade payables	23,474	12,684
Accrued liabilities	9,394	5,452
Termination fee	4,227	9,085
Payroll related accruals	2,076	1,769
Warranty accrual	335	506
Income taxes payable	657	468

Total Accounts Payable and Accrued Liabilities	40,163	29,964

        Warranty accrual:

        Within accrued liabilities, the Company records a liability for future warranty costs based on management's best estimate of probable claims within the Company's product warranties. The accrual is based on the terms of the warranty which vary by customer, product, or service and historical experience. The Company regularly evaluates the appropriateness of the remaining accrual.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

10. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

        The following table details the changes in the warranty liability for the respective years ended:

	February 28, 2015	February 28, 2014
Balance at beginning of the period	619	825
Accruals	1,031	750
Utilization	(972)	(956)

Ending Balance	678	619

Short term portion	335	506
Long term portion	343	113

11. DEBT FACILITY

        The Company has established a long term credit facility with Comerica Bank and Export Development Canada. As at February 28, 2015, this asset based credit facility was for a total of $40,000 plus $4,000 for letters of credit and foreign exchange facilities. Credit availability is subject to ongoing compliance with borrowing covenants and short term assets on hand. The Company had drawn $32,400 on the facility as at February 28, 2015 [2014 – $15,000], and $1,864 against its letter of credit facility.

        The credit facility which was extended on January 6, 2014, matures on June 1, 2016 and is secured by a first priority charge on all of the assets of DragonWave and its principal direct and indirect subsidiaries. The terms of the credit facility include other customary terms, conditions, covenants, and representations and warranties, consistent with the facility already in place. Borrowing options under the credit facility include US dollar, Canadian dollar, and Euro loans. Interest rates vary with market rate fluctuations, with loans bearing interest in the range of 3% to 4% above the applicable base rates. Direct costs associated with obtaining the debt facility such as closing fees, registration and legal expenses have been capitalized and will be amortized over the 30 month term of the facility. During the year-ended February 28, 2014 the weighted average debt outstanding was $20,304 [2014 – $15,000] and the Company recognized $1,401 in interest expense related to the debt facility [2014 – $1,016] and expensed $187 in deferred financing cost [2014 – $622].

        The credit facility contains financial covenants including minimum tangible net worth requirements, holding a minimum of $10,000 within the Company's lenders (Comerica Bank) operating account, and minimum liquidity ratio requirements. The credit facility also imposes certain restrictions on the Company's ability to acquire capital assets above a threshold over a trailing six month period. Certain of the Company's assets, including accounts receivable, inventory, and equipment, are pledged as collateral.

        The Company was in breach of one of its covenants in February 2014, March 2014 and April 2014. DragonWave obtained a waiver for these breaches which eliminated any acceleration of repayment of the Company's obligation and amended the terms of the facility on May 13, 2014. The Company is in compliance with all covenants as at February 28, 2015.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

12. OTHER LONG TERM LIABILITIES

        Other long term liabilities are apportioned as follows:

	February 28, 2015	February 28, 2014
Warranty accrual	343	113
Deferred revenue	578	461
Termination fee	156	—
Capital lease obligation	62	—

Total Other Long Term Liabilities	1,139	574

13. CAPITAL LEASES

        As at February 28, 2015 the Company has capital assets classified as Test Equipment with a cost value of $899, accumulated amortization of $92 and a net book value of $807. The amortization of these assets are included in the Company's depreciation expense and totaled $92 for the year ended February 28, 2015. Total future minimum lease payments under capital leases are $576 of which $62 is classified as long term.

        As at February 28, 2014 the Company had capital assets which were acquired as part of the microwave transport business of Nokia Siemens Networks classified as Test Equipment with a net book value of $500 and associated capital lease obligation of $1,795. These capital assets which were originally acquired as part of the NSN acquisition were fully amortized and the remaining obligation fully eliminated during the year ended February 28, 2015 [2014 Amortization – $2,113].

        There was no interest expense associated with the capital lease during the year ended February 28, 2015 [2014 – $98] and accretion expense of $55 [2014 – $222] for the year ended February 28, 2015.

14. SHAREHOLDERS' EQUITY

Number of shares authorized

        The Company has an unlimited amount of common shares authorized for issuance.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. After deducting commissions and listing expenses, the Company realized net proceeds of $22,434. Each unit consisted of one common share of the Company and three quarters of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018, subject to certain adjustments. As at September 23, 2013 the Company recognized a liability in the amount of $6,425 for the warrants, see Warrants section for further details.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CDN for aggregate gross proceeds of $28,670 CDN. After deducting commissions and listing expenses, the Company realized net proceeds of $23,960 USD ($26,184 CND). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CND per share until August 1, 2016. Upon issuance, the Company recognized a liability in the amount of $2,551 for the warrants, see Warrants section for further details.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

Share Based Compensation Plan

        The Company had previously established the DragonWave Inc. Key Employee Stock Option/Stock Issuance Plan (the "previous plan") applicable to full-time employees, directors and consultants of the Company for purchase of common shares. Options are granted with an exercise price equal to the fair value of the common shares of the Company, and generally vest at a rate of 25% one year from the date of the option grant, and 1/36th of the remaining 75% per additional month of full-time employment with the Company. Options expire in periods ranging from three to six years, or upon termination of employment. The maximum number of Common Shares issuable under the previous plan was 10% of the Common Shares issued and outstanding.

        On June 20, 2014 the Shareholders approved the adoption of a new Share Based Compensation Plan (the "Plan") to replace the previous Key Employee Stock Option/Stock Issuance Plan. The Share Based Compensation Plan includes provision for granting of performance share units ("PSUs"), restricted share units ("RSUs"), deferred share units ("DSUs"), Bonus Shares (as defined in the Share Based Compensation Plan) and options to purchase Common Shares. Settlement of vested PSUs, RSUs and DSUs is effected by delivering Common Shares acquired in the open market and/or issued from treasury, or by making a cash payment equal to the number of PSUs, RSUs or DSUs multiplied by the volume weighted average trading price of the Common Shares on the applicable stock exchange for the five trading days preceding the settlement date, or by a combination of these methods. The manner of settlement for RSUs, PSUs and DSUs is determined by the Compensation Committee in its sole discretion. The maximum number of Common Shares issuable under the Plan is 7,529,082, which represents 10% of the Common Shares issued and outstanding as at February 28, 2015.

        The following is a summary of stock option activity:

	Year ended February 28, 2015		Year ended February 28, 2014
	Options	Weighted Average Price (CAD)	Options	Weighted Average Price (CAD)
Opening Balance	3,173,321	$3.71	2,529,088	$4.89
Granted	1,084,476	$2.11	1,649,550	$1.86
Exercised	—	—	(313,914)	$1.35
Forfeited	(272,210)	$6.96	(691,403)	$4.70

Closing Balance	3,985,587	$3.05	3,173,321	$3.71

        The following table shows the weighted average values used in determining the fair value of options granted during the year ended February 28, 2015 and 2014:

	Year ended
	February 28, 2015	February 28, 2014
Volatility	75.8%	77.9%
Risk Free Rate	1.35%	1.33%
Dividend Yield	Nil	Nil
Average Expected Life	4 yrs	4 yrs

        The 1,084,476 options granted during the year ended February 28, 2015 were determined to have a fair value of $1,204 [2014: 1,649,550 options valued at $1,714].

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

        The following table summarizes the various exercise prices inherent in the Company's stock options outstanding and exercisable on February 28, 2015:

Exercise Price		Options Outstanding			Options Exercisable
Low (CAD)	High (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)	Quantity of Options	Weighted Average Remaining Contractual Life (yrs)	Weighted Average Exercise Price (CAD)
$1.07	$1.34	538,546	3.74	$1.21	362,358	3.72	$1.21
$1.35	$2.07	434,660	3.65	$2.02	137,547	3.62	$2.05
$2.08	$2.12	105,236	2.75	$2.08	60,506	2.75	$2.08
$2.13	$2.20	1,009,676	4.37	$2.15	—	—	—
$2.21	$2.49	627,767	3.19	$2.24	278,084	3.19	$2.24
$2.50	$3.17	486,558	2.41	$2.93	310,876	2.39	$2.94
$3.18	$6.27	271,015	0.42	$5.91	268,230	0.41	$5.93
$6.28	$7.00	362,029	1.20	$6.77	338,960	1.20	$6.77
$7.01	$9.36	150,100	0.21	$9.11	150,100	0.21	$9.11

		3,985,587	3.03	$3.05	1,906,661	2.20	$4.00

        The Company has recognized $1,177 for the year ended February 28, 2015 as compensation expense for stock-based grants, with a corresponding credit to contributed surplus [2014 – $1,292]. Stock compensation expense was allocated to operating expenses as follows:

	February 28, 2015	February 28, 2014
R&D	297	505
S&M	333	249
G&A	547	538

Total Stock Option Expense	1,177	1,292

        As at February 28, 2015, compensation costs not yet recognized relating to stock option awards outstanding is $1,926 [2014 – $2,509] net of estimated forfeitures. Performance vesting awards will vest as performance conditions are met. Compensation will be adjusted for subsequent changes in estimated forfeitures.

        There were no options exercised with an intrinsic value during the year ended February 28, 2015 [2014 – $194].

        There was no intrinsic value associated with fully vested options at February 28, 2015 and 2014.

Restricted Share Units (RSU's)

        The Company has entered into restricted stock agreements with certain of its independent directors. These units which were issued during July 2014 are unvested and subject to each director's continued engagement on the Board for a period of one year from the date of issuance.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

        The following table sets forth the summary of restricted share activity under the Company's Share Based Compensation Plan for the year ended February 28, 2015:

	Twelve months ended February 28, 2015
	RSU's	Weighted Average Price (CAD)
RSU balances at February 28, 2014	—	—
Granted	80,000	$2.15

RSU balances at February 28, 2015	80,000	$2.15

        The Company has recognized $93 for the year ended February 28, 2015 as compensation expense for restricted stock units, with a corresponding credit to contributed surplus.

        There were no restricted stock units exercisable as of February 28, 2015. All RSU's will be exercisable during the second quarter of fiscal year 2016.

Restricted Shares & Employee Share Purchase Plan

        The Company launched an Employee Share Purchase Plan ["ESPP"] on October 20, 2008. The plan includes provisions to allow employees to purchase Common shares. The Company will match the employees' contribution at a rate of 25%. During the year ended February 28, 2015 a total of 44,012 common shares were purchased by employees at fair market value, while the Company issued 11,003 common shares as its matching contribution expressed net of 1,500 forfeited shares. The shares contributed by the Company will vest 12 months after issuance.

        The Company records an expense equal to the fair value of shares granted pursuant to the employee share purchase plan over the period the shares vest. The total fair value of the shares earned during the year ended February 28, 2015 was $13 [2014 – $23]. The fair value of the unearned ESPP shares as at February 28, 2015 was $13 [2014 – $13]. The number of shares held for release, and still restricted under the plan at February 28, 2015 was 11,000 [2014 – 7,305].

Warrants

        Effective May 30, 2007, the Company granted warrants to purchase up to 126,250 common shares of the Company at a price of $3.56 CAD per share. The warrants expire 10 years after the date of issuance. The warrants vested based on the achievement of pre-determined business milestones and resulted in 31,562 warrants being eligible for exercise. As at August 31, 2008, a revenue reduction provision in the amount of $64 was recognized with a corresponding increase in contributed surplus based on achievement. The provision was determined using the Black-Scholes Options Pricing Model using a volatility factor of 50%, risk free rate of 3.3% dividend yield of nil, and an expected life of 8.75 years.

        On September 23, 2013 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 11,910,000 units at $2.10 for aggregate gross proceeds of $25,011. Equity issuance expenses relating to the offering totaled $2,576 of which $662 was expensed as the proportionate warrant costs. Each unit consisted of one common share of the Company and three quarters of one warrant (warrants issued – 8,932,500). Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of U.S. $2.70 per share until September 23, 2018. On August 1, 2014 the warrant exercise price was

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

14. SHAREHOLDERS' EQUITY (Continued)

adjusted to U.S. $1.30 as a result of a subsequent equity financing undertaken by the Company. In the event of a fundamental transaction the Company may be required to settle the warrants with a cash payment. As a result the Company recognized a warrant liability of $6,425 which represented the estimated fair value of the liability as at September 23, 2013. The warrant liability is adjusted quarterly to its estimated fair value. Increases or decreases in the fair value of the warrants are presented as "Fair value adjustment-warrant liability" in the consolidated statement of operations. As at February 28, 2015, 2,088,750 warrants were outstanding and the liability for warrants was decreased to $603. In the year ended February 28, 2015 the Company increased its common stock value by $664 which represented the value of the 1,082,250 warrants exercised on a cash-less basis to 1,301,057 common shares. In the year ended February 28, 2015 the Company realized a gain in the amount of $93 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $603.

        On August 1, 2014 the Company completed a public equity offering. Under the terms of the offering, the Company issued and sold 15,927,500 units at $1.80 CDN for aggregate gross proceeds of $26,234 ($28,670 CDN). Each unit consisted of one common share of the Company and one half of one warrant. Each whole warrant entitles the holder to purchase one common share of the Company at an exercise price of $2.25 CDN per share until August 1, 2016, subject to certain adjustments. Equity issuance expenses relating to the offering totaled $2,275 of which $221 was expensed as the proportionate warrant costs. As a result of the offering, the Company issued warrants totaling 7,963,750 and recognized warrant liability of $2,551 which represented the estimated fair value of the liability as at August 1, 2014 and August 30, 2014. During the year ended February 28, 2015 the Company realized a gain in the amount of $1,914 in the consolidated statement of operations which represented the change in fair value of the remaining warrant liability of $636.

15. NET LOSS PER SHARE

        Basic loss per share is calculated by dividing net loss available to Common shareholders by the weighted average number of Common shares outstanding during the period. In the computation of diluted earnings per share, the Company includes the number of additional common shares that would have been outstanding if the dilutive potential equity instruments had been issued.

        As at February 28, 2015 a total of 3,985,587 options, 80,000 RSUs and 10,052,500 warrants have been excluded from the diluted net loss per share calculations, as their effect would have been anti-dilutive.

	Year Ended
	February 28, 2015	February 28, 2014
Net loss applicable to shareholders	(21,520)	(34,242)
Weighted average number of shares outstanding	68,111,696	41,438,383

Basic Net Loss/Dilutive Loss per share	$(0.32)	$(0.83)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

16. COMMITMENTS

        Future minimum operating lease payments which relate to office and warehouse space in various countries as at February 28, 2015 per fiscal year are as follows:

2016	1,527
2017	1,087
2018	86
Thereafter	—

2,700

        On January 21, 2014, the Company subleased a portion of its Kanata office space and as such has recorded, during the year ended February 28, 2014, net rent expense of $84 representing the present value of the Company's estimated remaining rent expense for the duration of the lease after taking into account estimated future sublease income and deferred rent on the facility.

17. SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended
	February 28, 2015	February 28, 2014
Changes in non-cash working capital balances:
Trade receivables	(31,378)	17,503
Inventory	3,351	1,228
Other current assets	65	(305)
Contingent receivable	—	13,843
Deferred tax asset	59	—
Accounts payable and accrued liabilities	10,173	(20,603)
Deferred revenue	(154)	(179)
Contingent liabilities	—	(432)
Other long term liabilities	669	—

	(17,215)	11,055

18. INCOME TAXES

        The components of the Company's income (loss) before income taxes, by taxing jurisdiction, were as follows:

	February 28, 2015	February 28, 2014
Canada	(24,558)	(22,021)
Luxembourg	322	(12,989)
India	2,721	(155)
China	991	951
Other	605	273

	(19,919)	(33,941)

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

        Income tax expense, both current and deferred, relates to jurisdictions outside of Canada where losses are not sufficient to cover the tax liability in the region. For the year ended February 28, 2015, the current income tax expenses was $658 [2014 – $353] and the deferred income tax expense was $59 [2014 – $45].

        The reported income tax provision differs from the amount computed by applying the Canadian statutory rate to the net income (loss), for the following reasons:

	2015	2014
Income (loss) before income taxes	(19,919)	(33,941)
Statutory income tax rate	26.50%	26.50%
Expected income tax recovery	(5,279)	(8,994)
Foreign tax rate differences	(177)	3,235
Non-deductible expenses and non-taxable income	(105)	(577)
Change in valuation allowances	6,682	8,307
Share issue costs	(435)	—
Expiry of unrecognized tax credits	—	1,079
Research and development tax credits	(894)	(959)
Prior year adjustments	859	(1,669)
Other	66	(24)

	717	398

        The Company's deferred tax assets and liabilities include the following significant components:

	2015	2014
SR&ED expenditures	7,845	7,595
Research and development tax credits	14,052	13,980
Income tax loss carry forwards	32,643	27,785
Income and expense reserves	192	122
Book and tax differences on assets	1,486	602
Share issue expenses	591	102
Capital loss	19,015	19,015

Gross future tax assets	75,824	69,201
Valuation allowance	(74,278)	(67,596)

Net deferred tax assets	1,546	1,605

        As at February 28, 2015, the Company had cumulative tax loss carryforwards in the following jurisdictions: Canada – $109,014, United States – $7,978, Luxembourg – $53,514. The Company also has capital losses being carried forward in the following jurisdictions: Canada – $16,302; United States – $45,543.

        The losses in Canada expire starting in fiscal 2031 until fiscal 2035. The losses in Luxembourg can be carried forward indefinitely. Income tax benefits relating to the losses in Canada and Luxembourg have not been recognized in the consolidated financial statements as the recognition requirements under the liability method of accounting for income taxes have not been met.

        The losses in the U.S. expire between fiscal 2022 and fiscal 2032. Internal Revenue Code Section 382 imposes an annual limitation on the use of a company's net operating loss carryforwards when a company has an

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

18. INCOME TAXES (Continued)

ownership change. The acquisition of Axerra Networks, Inc by the Company resulted in an ownership change as understood by Section 382. As a result, the annual restriction of the amount of losses of Axerra Networks, Inc that may be used has been calculated as $521.

        As at February 28, 2015, the Company had $15,574 of investment tax credits available to reduce future federal Canadian income taxes payable. These investment tax credits begin to expire in 2022. In addition, the Company had provincial research and development tax credits of $2,604, which are available to reduce future provincial income taxes payable. These provincial tax credits begin to expire in 2029. The tax benefit of the federal and provincial tax credits has not been recognized in the consolidated financial statements.

        As at February 28, 2015, the Company has not recorded any liabilities associated with uncertain tax positions.

        The Company remains subject to examination by tax authorities in Canada for years 2006 to 2015 and in the other jurisdictions for tax years 2010 to 2015.

        No deferred income taxes have been provided on undistributed earnings or relating to cash held in foreign jurisdictions, as the Company has determined that any income or withholding taxes on repatriation would either not be significant, or the Company has decided to permanently reinvest the earnings in the foreign jurisdiction.

19. RELATED PARTY TRANSACTIONS

        The Company purchased repair services from a network repair company which has a member who serves on both companies' Board of Directors. During the year ended February 28, 2015, the Company paid $40, relating to the purchase of services from this repair facility (2014 – $73).

        All transactions are in the normal course of business and have been recorded at the exchange amount.

20. FINANCIAL INSTRUMENTS

        Financial instruments are classified into one of the following categories: assets held at fair value, loans and receivables, other financial liabilities, or liabilities held at fair value.

Categories for financial assets and liabilities

        The following table summarizes the carrying values of the Company's financial instruments:

	February 28, 2015	February 28, 2014
Assets held at fair value (A)	23,692	19,011
Loans and receivables (B)	49,614	19,405
Other financial liabilities (C)	71,728	44,043
Liabilities held at fair value (D)	1,239	1,360

(A)
Includes cash, cash equivalents and foreign exchange forward contracts

(B)
Includes trade receivables and other & miscellaneous receivables

(C)
Includes accounts payable, accrued liabilities, debt facility and termination fee

(D)
Warrant liability

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

        The Company classifies its fair value measurements using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The accounting standard establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs fall into three levels that may be used to measure fair value.

        Level  1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

        Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

        Level 3 – Significant unobservable inputs which are supported by little or no market activity.

        Cash and cash equivalents are measured using Level 1 inputs.

        The August 1, 2014 warrant liability is classified as Level 1 as they are traded on the Toronto Stock Exchange and on the NASDAQ Global Market.

        The Company's foreign exchange forward contracts are classified within Level 2 as they are based on foreign currency rates quoted by banks and other public data source. The fair values of the foreign exchange forward contracts are based upon the difference between the forward exchange rate and the contract rate with expected cash flows and effect on the consolidated statements of operations expected to occur upon settlement.

        The September 23, 2013 warrant liability is classified as Level 3 as it is measured at fair value using significant unobservable inputs. Significant assumptions used at February 28, 2015 for the warrants include a dividend yield of 0%, a 1% assumption that the fundamental transaction will happen every year, volatility of 60%, and a risk free spot rate term structure.

        As at February 28, 2015 the Company held the following Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Liabilities
Warrant liability	—	603	603

        As at February 28, 2014, the Company held the following Level 2 and Level 3 financial instruments carried at fair value on the consolidated balance sheet.

	Level 2	Level 3	Total
Financial Assets
Foreign exchange forward contracts	19	—	19
Financial Liabilities
Warrant liability	—	1,360	1,360

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

20. FINANCIAL INSTRUMENTS (Continued)

        A reconciliation of the Level 3 warrant liability measured at fair value for the year ended February 28, 2015 follows:

	Warrants	$
Balance at February 28, 2014	3,171,000	1,360
Fair value adjustment – warrant liability	—	(93)
Exercise of warrants	(1,082,250)	(664)

Balance at February 28, 2015	2,088,750	603

Interest rate risk

        Cash and cash equivalents and the Company's debt facility which has interest rates with market rate fluctuations expose the Company to interest rate risk on these financial instruments. Net interest expense, excluding deferred financing costs, recognized during the year ended February 28, 2015 was $1,369 on the Company's cash, cash equivalents, and debt facility [2014 – Expense of $1,128].

Credit risk

        In addition to trade receivables and other receivables, the Company is exposed to credit risk on its cash and cash equivalents in the event that its counterparties do not meet their obligations. The Company does not use credit derivatives or similar instruments to mitigate this risk and, as such, the maximum exposure is the full carrying value or fair value of the financial instrument. The Company minimizes credit risk on cash and cash equivalents by transacting with only reputable financial institutions and customers.

Foreign exchange risk

        Foreign exchange risk arises because of fluctuations in exchange rates. To mitigate exchange risk, the Company may utilize forward contracts to secure exchange rates with the objective of offsetting fluctuations in the Company's operating expenses incurred in foreign currencies with gains or losses on the forward contracts. As at February 28, 2015, the Company had no forward contracts in place [February 28, 2014 – one forward contract with a notional value of $1,242 resulting in a gain of $19]. All foreign currency gains and losses related to forward contracts are included in foreign exchange gain (loss) in the consolidated statements of operations.

        As of February 28, 2015, if the US dollar had appreciated 1% against all foreign currencies, with all other variables held constant, the impact of this foreign currency change on the Company's foreign denominated financial instruments would have resulted in a decrease in after-tax net loss of $42 for the year ended February 28, 2015 [2014 – decrease of $135], with an equal and opposite effect if the US dollar had depreciated 1% against all foreign currencies at February 28, 2015.

Liquidity risk

        A risk exists that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. As at February 28, 2015, the Company had cash and cash equivalents totaling $23,692 [2014 – $18,992]. Based on current revenue expectations, the continuing availability of credit facilities, the Company believes that its liquidity risk is manageable.

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. SEGMENTED INFORMATION

        The Company operates in one operating segment – broadband wireless backhaul equipment.

        The following table presents total net book value of property and equipment, intangible assets and goodwill by geographic location:

	For the Year Ended
	February 28, 2015		February 28, 2014
	Amount	%	Amount	%
Canada	2,017	12%	1,785	11%
United States	11,927	70%	11,927	71%
Malaysia	2,004	12%	571	3%
Luxembourg	97	1%	1,381	8%
Other	998	5%	1,066	7%

Total	17,043	100%	16,730	100%

        The Company analyzes its sales according to geographic region and target product development and sales strategies. The following table presents total revenues by geographic location though direct and indirect sales and through Original Equipment Manufacturers (OEM) partner, Nokia:

	Year Ended February 28, 2015
	Direct/ Indirect Sales	OEM sales through Nokia	Total	% of total revenue
Canada	4,358	—	4,358	3%
Europe	4,484	39,734	44,218	28%
India	26,291	10,854	37,145	24%
United States	23,451	—	23,451	15%
Middle East	6,311	11,412	17,723	11%
Asia Pacific	1,559	11,823	13,382	8%
Africa	1,759	10,321	12,080	8%
Caribbean & Latin America	5,266	143	5,409	3%

	73,479	84,287	157,766	100%

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DragonWave Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Expressed in US $000's except share and per share amounts

21. SEGMENTED INFORMATION (Continued)

        In the previous fiscal year we did not have visibility to the geographic breakdown of sales shipped through Nokia's warehouses to the end customer. Below is the financial information available on the geographic distribution of the Company's sales at that time.

	For the year ended
	February 28, 2014
	Amount	%
Canada	5,288	6%
United States	19,035	21%
Europe, Middle East, and Africa (excluding Finland)	11,330	13%
Finland	38,140	42%
India	9,093	10%
Other	7,125	8%

Total Revenue	90,011	100%

        The Company has shown revenue by the customers' purchasing entities' geographic location, except in cases where the geographic location of the product deployment is explicitly known.

        During each of the periods presented revenue is comprised of:

	For the year ended
	February 28, 2015		February 28, 2014
	Amount	%	Amount	%
Product Sales	150,432	95%	84,960	94%
Services	7,334	5%	5,051	6%

Total Revenue	157,766	100%	90,011	100%

22. ECONOMIC DEPENDENCE

        The Company was dependent on two key customers with respect to revenue in the year ended February 28, 2015. These customers represented approximately 53% and 16% of sales for the year ended February 28, 2015 [2014 – one customer represented 59%].

23. EXPENSES

        Included in general and administrative expenses is $405 related to premises rental expense for the year ended February 28, 2015 [2014 – $528]. Total rental expense for the year ended February 28, 2015 was $2,189 [2014 – $2,602].

24. COMPARATIVE FIGURES

        Certain comparative figures have been reclassified to conform with the presentation adopted in the current fiscal year.

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QuickLinks

  Exhibit 99.1
INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED BALANCE SHEETS Expressed in US $000's except share amounts
CONSOLIDATED STATEMENTS OF OPERATIONS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS Expressed in US $000's except share and per share amounts
CONSOLIDATED STATEMENTS OF CASH FLOWS Expressed in US $000's
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY Expressed in US $000's except common share amounts
DragonWave Inc. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS Expressed in US $000's except share and per share amounts